Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No.1 to the Registration Statement (Form S-3) and related Prospectus of CSI Compressco LP for the registration of common units representing limited partner interests, preferred units and partnership securities, and to the incorporation by reference therein of our reports dated February 28, 2017, with respect to the consolidated financial statements of CSI Compressco LP, and the effectiveness of internal control over financial reporting of CSI Compressco LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 24, 2017